NEWS RELEASE

Canarc to Update Preliminary Economic Assessment of New Polaris Gold Mine Project in Northwestern British Columbia

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Vancouver, Canada – February 2, 2011 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN) announces that it has commissioned an updated NI 43-101 preliminary economic assessment report (“PEA”) for the New Polaris gold mine project in northwestern British Columbia.   The updated study will be done by Moose Mountain Technical Services (Moose Mountain”) who completed the previous PEA studies for Canarc to build an 80,000 oz per year gold mine at New Polaris.

The revised PEA will review capital and operating cost estimates and examine the effects of higher gold prices and lower cutoff grades on gold production, mine-life and project economics compared to the previous PEA report dated December 23, 2009.  The previous study, based on a gold price of $US900 per oz, $CA/$US exchange rate of 0.95 and cash costs of US$383 per oz, resulted in a discounted (5%) after-tax Net Present Value (“NPV”) of CA$68.6 million with an after-tax Internal Rate of Return (“IRR”) of 25.8% and a 2.7 year pay-back period.

The year-old study also included an after-tax cash-flow sensitivity analysis that, based on a US$1100 gold price and all other factors held constant, resulted in a discounted (5%) after-tax Net Present Value (“NPV”) of CA$130 million.  The lead Qualified Person (“QP”) for Moose Mountain pursuant to NI 43-101 for both the previous and proposed preliminary economic assessment reports is Jim Gray, P. Eng.

In recent weeks, Canarc has initiated discussions with a number of interested parties regarding a possible strategic or financial partnership to advance the New Polaris gold mine project through a mine development and feasibility program to a production decision.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM), OTC-BB (CRCUF) and DB-Frankfurt (CAN).  The Company is currently focused on seeking a partner to develop its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia, exploring the Tay LP gold property within the hot Tintina gold belt of south-central Yukon with Cap-Ex Ventures and evaluating several new gold properties for acquisition.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s anticipated future performance, including the acquisition, exploration, development and exploitation of  new gold mines and mineralized zones, gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent and proposed financings. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canarc and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the price of gold, fluctuations in the currency markets (particularly the Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and the USA; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 20F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.